Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

Calculated in accordance with IFRS

Exhibit 7.1

Excluding interest on retail deposits

	Year ended December 31
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Profit before tax	1,261	2,125	1,690	1,094	864
Fixed charges: interest expense (B)(1)	1,077	809	1,650	2,988	2,639

Earnings before taxes and fixed charges (A)	2,338	2,934	3,340	4,082	3,503

Ratio of earnings to fixed charges (A/B)	217	363	202	137	133

Including interest on retail deposits

	Year ended December 31
	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Profit before tax	1,261	2,125	1,690	1,094	864
Fixed charges: interest expense (B)(1)	3,788	3,233	3,906	6,143	5,544

Earnings before taxes and fixed charges (A)	5,049	5,358	5,596	7,237	6,408

Ratio of earnings to fixed charges (A/B)	133	166	143	118	116

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.